Exhibit 1

Ellomay Capital Announces Execution of Long Term Gas Supply Agreement between Dorad Energy Ltd.
and the Partners in the “Tamar” License

Tel-Aviv, Israel, October 17, 2012 – Ellomay Capital Ltd. (NYSE MKT: ELLO) (“Ellomay” or the “Company”), today reported the execution of a long term natural gas supply agreement between Dorad Energy Ltd. (“Dorad”), a private Israeli company in which the Company indirectly holds 7.5% of the issued and outstanding share capital, and the partners in the “Tamar” license.

The following update relates to recent publications in the Israeli press and the receipt by the Company of the notice from Dorad that it entered into an agreement with the partners in the “Tamar” license, located in the Mediterranean Sea off the coast of Israel (the “Agreement” and “Tamar,” respectively). Pursuant to the notice received from Dorad, subject to the fulfillment of certain conditions precedent that are set forth in the Agreement, Dorad will purchase natural gas from Tamar for purposes of operating the power plant constructed by Dorad in Ashkelon, Israel. In addition, pursuant to the notice received from Dorad, the main terms of the Agreement are as follows:

•           Tamar has committed to supply natural gas to Dorad in an aggregate quantity of up to approximately 11.2 billion cubic meters (BCM) (the “Total Contract Quantity”), in accordance with the conditions set forth in the Agreement.

•           The term of the Agreement will commence on the date the Agreement was executed (October 15, 2012) and will terminate on the earlier to occur of: (i) sixteen (16) years following the commencement of delivery of natural gas to the Dorad power plant or (ii) the date on which Dorad will consume the Total Contract Quantity in its entirety. Each of the parties to the Agreement has the right to extend the Agreement until the earlier of: (i) an additional year provided certain conditions set forth in the Agreement were met, or (ii) the date upon which Dorad consumes the Total Contract Quantity in its entirety.

•           Dorad has committed to purchase or pay for (“take or pay”) a minimum annual quantity of natural gas in a scope and in accordance with a mechanism set forth in the Agreement.

•           The Agreement grants Dorad the option to reduce the minimum annual quantity so that it will not exceed 50% of the average annual gas quantity that Dorad will actually consume in the three years preceding the notice of exercise of the option, subject to adjustments set forth in the Agreement. The reduction of the minimum annual quantity will be followed by a reduction of the other contractual quantities set forth in the Agreement. The option described herein is exercisable during the period commencing as of the later of: (i) the end of the fifth year after the commencement of delivery of natural gas to Dorad in accordance with the Agreement or (ii) January 1, 2018, and ending on the later of: (i) the end of the seventh year after the commencement of delivery of natural gas to Dorad in accordance with the Agreement or (ii) December 31, 2020. In the event Dorad exercises this option, the quantity will be reduced at the end of a one year period from the date of the notice and until the termination of the Agreement.

•           During an interim period, that will commence upon the fulfillment of conditions set forth in the Agreement (the “Interim Period”), the natural gas supply to Dorad will be subject to the quantities of natural gas available to Tamar at the time following the supply of natural gas to customers of the “Yam Tethys” project and other customers of Tamar that have executed natural gas supply agreements with Tamar prior to the execution of the Agreement. The Interim Period will end after (and to the extent) Tamar completes a project to expand the supply capacity of the natural gas treatment and transmission system from Tamar, expected to be completed by January 2016, subject to the fulfillment of conditions set forth in the Agreement (the “Expansion Project”). In the event the conditions for the completion of the Expansion Project are not fulfilled, or the Expansion Project is not completed by the dates set forth in the Agreement, Dorad shall be entitled to terminate the Agreement. Upon completion of the Expansion Project, the minimum capacity set forth in the Agreement will increase and the Total Contract Quantity will increase respectively up to approximately 13.2 BCM.

•           The natural gas price set forth in the Agreement is linked to the rate of electricity production as determined from time to time by the Israeli Public Utility Authority – Electricity, which includes a “floor price.”

•           As set forth in the notice received from Dorad, Dorad estimates that the aggregate value of the Agreement (based on its assessment of the gas prices, after the linkage pursuant to the formula set forth in the Agreement, and of the quantity of natural gas that will be acquired over the term of the Agreement) may amount to approximately US$3.5 billion, assuming that the Total Contract Quantity will be increased to approximately 13.2 BCM and assuming that the option for the reduction of the minimum gas quantities as set forth above will not be exercised by Dorad. The actual value will depend on various factors, including the quantity of natural gas actually purchased and the electricity production rates.

•           Dorad may be required to provide Tamar with guarantees or securities in the amounts and subject to the conditions set forth in the Agreement.

•           The Agreement includes additional provisions and undertakings as customary in agreements of this type such as compensation mechanisms in the event of shortage in supply, the quality of the natural gas, limitation of liability, etc.

•           The Agreement sets forth several conditions precedent mainly relating to the receipt of approval from the Israeli Public Utility Authority – Electricity, the receipt of approval from the Israeli Antitrust Authority (should it be required) and the receipt of approval from Dorad’s financing entities.

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE MKT stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama.

Ellomay Capital’s assets include ten photovoltaic plants in Italy with an aggregated capacity of approximately 10.8 MW, 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.275 MWp, 7.5% indirect holdings in Dorad, Israel’s largest private power plant, which is currently under construction and is expected to produce approximately 800MW, representing about 8% of Israel’s current electricity consumption, and 20% of the participating interests in the Yitzchak oil and gas exploration and drilling license in the Mediterranean sea.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding the Company’s or Dorad’s plans, objectives of management and Dorad’s estimates, reported based on information received from Dorad, are forward-looking statements.  The use of certain words, including the words “plan,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The plans, intentions or expectations disclosed in the forward-looking statements may not be achieved and you should not place undue reliance on these forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the forward-looking statements, including the non-fulfillment of one or more of the conditions precedent set forth in the Agreement, changes in the scope, rate and timing of the natural gas consumption by Dorad, the price of the natural gas that will be determined in accordance with the formula set forth in the Agreement, changes in the electricity production rate, the performance and completion of the Expansion Project, increases or decreases in the Total Contract Quantity, the exercise of the option to reduce the quantity of natural gas purchased, etc. Other risks and uncertainties associated with the Company’s business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com